SECURITY NATIONAL FINANCIAL CORPORATION
5300 South 360 West, Suite 250
Salt Lake City, Utah 84123
Telephone (801) 264-1060

October 9, 2008

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:     Sharon M. Blume
Reviewing Accountant

Re:       Security National Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2008
File No. 0-9341

Dear Ms. Blume:

Security National Financial Corporation (the "Company") is in receipt of the letter dated September 25, 2008 with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the fiscal quarter ended June 30, 2008.  The Company's responses to the comments are set forth below.  For ease of reference, we have set forth the comments and the Company's responses as follows:

Form 10-K for Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis, page 27 General

1.
We note mortgage loans on real estate and construction loans, net of allowance for loans losses represent 22% of your total assets at December 31, 2007.  SAB Topic 11.K requires non-bank holding companies with material amounts of lending activities to disclose applicable Industry Guide 3 (“the Guide”) information.  In future filings, please revise to disclose the information required by Items III and IV of the Guide to the extent it is relevant and material to your operations.

October 9, 2008

_________________________

Response:

Management believes that the information required by Item III.A. of the Guide is disclosed in Note 3 to the annual consolidated financial statements. Management will include all of the disclosures required by Items III and IV of the Guide in future filings in either the notes to the consolidated financial statements or Management’s Discussion and Analysis, to the extent the disclosures are relevant and material.

Consolidated Financial Statements

Consolidated Balance Sheets, page 43

2.
Please tell us how your mortgage loans on real estate and construction loans are classified (i.e. held for investment or held for sale). If this line item includes loans classified as held for investment and held for sale, separately quantify the carrying value of these loans as of each balance sheet date.

Response:

All mortgage loans on real estate and construction loans were held for investment at December 31, 2007 and 2006. Although a majority of the mortgage loans the Company generates are sold to investors, there were no unsold loans at December 31, 2007 or 2006. The Company follows SFAS No. 140 in determining when to recognize the sale of a mortgage loan. In future filings, the Company will disclose that mortgage loans were classified as held for investment at December 31, 2007 and at the date of subsequent balance sheets, and will quantify and disclose the amount of mortgage loans at those balance sheet dates that are held for investment and that are held for sale, if any.

Consolidated Statements of Cash Flows, page 47

3.
We note your disclosure on page 31 that the majority of mortgage loans originated are sold to third-party investors.  Please quantify originations and sales of mortgage loans for each period presented.  Additionally, tell us the specific line items(s) where originations and sales of these loans are recorded on your Statements of Cash Flows.  Refer to paragraph 9 of SFAS 102.

Response:

Mortgage loans originated and sold to third-party investors were quantified and disclosed in Management's Discussion and Analysis on page 28, where it states, “. . . SNMC originated and sold 20,656 loans ($3,852,801,000 loan amount), 14,427 loans ($2,461,000,000 loan amount), and 12,786 loans ($2,085,000,000 loan amount) in 2007, 2006 and 2005, respectively.” SFAS No. 102 requires that cash receipts and cash payments resulting from origination or acquisition and sale of loans that are acquired specifically for resale and carried at market value or the lower of cost or market value be classified as operating cash flows in a statement of cash flows.

October 9, 2008

_________________________

The Company did not have any loans held for sale at the end of 2007, 2006 or 2005. However, the effect of the Company’s operations to originate and sale mortgage loans are reflected in the Consolidated Statements of Cash Flows as cash flows from operating activities wherein the net change in mortgage loans sold to investors is reflected under the caption, Receivables for mortgage loans sold, and amounted to $(6,883,446), $(5,321,587) and $(6,803,081) during the years ended December 31, 2007, 2006 and 2005, respectively. Please also note that payments made for origination or acquisition of mortgage loans, and payments received for mortgage and other loans held for investment are classified as investing activities.

Note 1 -- Significant Accounting Policies
Investments, page 49

4.
We note your disclosure that mortgage loans held for sale are carried at unpaid principal balances, adjusted for amortization of premium or accretion of discount, less allowance for possible losses.  Paragraph 4 of SFAS 65 requires mortgage loans held for sale to be reported at the lower of cost or fair value, determined as of the balance sheet date.  Please tell us how your accounting policy complies with the applicable guidance.

Response:

In future filings, we propose changing the disclosure on page 50, Significant Accounting Policies, mortgage loans on real estate, construction loans and mortgage loans held for sale to be as follows:

Mortgage loans on real estate and construction loans are carried at unpaid principal balances, adjusted for amortization of premium or accretion of discount, less allowance for possible losses.

Mortgage loans sold to investors are carried at the amount due from third party investors, which is the estimated fair value at the balance sheet date since these amounts are generally collected within a short period of time.

The accounting policy disclosed in the Form 10-Q for June 30, 2008 relating to mortgage loans sold to investors will be changed to conform to the above disclosures in future filings. If the Company holds mortgage loans held for sale at any future balance sheet date, an accounting policy will be added at that date which will state that mortgage loans held for sale are reported at the lower of cost or fair value, determined at the balance sheet date.

Allowance for Loan Losses and Doubtful Accounts, page 51

5.
We note your disclosure on page 28 that you believe loan loss reserves are sufficient to cover reasonable foreseeable future loan losses and that your formula for determining the provision for such reserves is adequate.  In addition, we note your disclosure under the heading Mortgage Loan Loss Reserve on page 32.  Please describe in more detail the specific methodology you use for determining your loan loss reserves, including the applicable accounting guidance.  Confirm if true, that your loan loss reserves represent probable loan losses incurred as of the balance sheet date.

October 9, 2008

_________________________

Response:

The Company provides allowances for losses on its mortgage loans through an allowance for loan losses (a contra-asset account) and through a Mortgage Loan Loss Reserve (a liability account). The Allowance for Loan Losses and Doubtful Accounts is an allowance for losses on the Company’s mortgage loans held for investment.  When a mortgage loan is past due more than 90 days, the Company, where appropriate, sets up an allowance to approximate the excess of the carrying value of the mortgage loan over the estimated fair value of the underlying real estate collateral.

The mortgage loan loss reserve is an estimate of probable losses at the balance sheet date that the Company will realize in the future on mortgage loans sold to third party investors. The Company may be required to reimburse third party investors for costs associated with early payoff of loans within the first six months of duration and to repurchase loans in which there is a default in any of the first four monthly payments to the investors or, in lieu of repurchase, to pay a negotiated fee to the investors.  The Company’s estimates are based upon historical loss experience and the best estimate of the probable loan loss liabilities.  The Company believes the Allowance for Loan Losses and Doubtful Accounts and the loan loss reserves represent probable loan losses incurred as of the balance sheet date.

6.
We note your disclosure regarding mortgage loans held for sale.  Please tell us whether you have recorded an allowance for loan losses on these loans.  If so, tell us your basis for recording such an allowance.

Response:

The Company did not hold any mortgage loans held for sale at December 31, 2007 or 2006 and, therefore, did not record an allowance for loan losses relative to mortgage loans held for sale. However, the Company historically has reacquired certain mortgage loans sold to investors and, as a result, has recognized a liability for the estimated probable loss incurred at each balance sheet date on mortgage loans that might be repurchased as described in the response to Comment 5 above.

The accrued loan loss reserve liability was based upon the fact that the Company may be required to reimburse third-party investors for costs associated with early payoff of loans within the first six months of duration and to repurchase loans in which there is a default in any of the first four monthly payments to the investors or, in lieu of repurchase, to pay a negotiated fee to the investors.  The Company's estimates are based upon historical loss experience and the best estimate of the probable loan loss liabilities. The Company believes the loan loss reserves represent probable loan losses incurred as of the balance sheet date.

October 9, 2008

_________________________

Mortgage Operations, page 53

7.
We note your disclosure that SNMC receives fees from borrowers and other secondary fees from third-party investors who purchase the loans from SNMC.  We also note that SNMC pays brokers and correspondents a commission for loans that are brokered through SNMC.  Please tell us, and revise your future filings to disclose, your accounting policy for loan fees (separately for fees received from borrowers and secondary fees from third-party investors) and commissions.

Response:

Mortgage fee income consists of origination fees, processing fees and certain other income related to the origination and sale of mortgage loans. For mortgage loans sold to third party investors, mortgage fee income and related expenses are recognized at the time the loans meet the sales criteria for financial assets which are: (1) the transferred assets have been isolated from the Company and its creditors, (2) the transferee has the right to pledge or exchange the mortgage, and (3) the Company does not maintain effective control over the transferred mortgage. All rights and title to the mortgage loans are assigned to unrelated financial institution investors, including any investor commitments for these loans prior to their purchasing these loans under the purchase commitments.  These loans are sold without recourse to the Company.

For mortgages originated and held for investment, mortgage fee income and related expenses are recognized when the loan is originated.

Management intends to include these disclosures in future filings.

Notes to Consolidated Financial Statements
Note 3 -- Investments, page 64

8.
Please tell us whether you held any investments that have been in a continuous unrealized loss position for twelve months or longer as of December 31, 2007 and December 31, 2006.  If so, provide us with and disclose in future filings, the disclosures required by paragraph 17a and 17b of FSP FAS 115-1/124-1.

Response:

Note 3 on page 64 of the 2007 Form 10-K contains a table that reflects the major investment categories of the Company.  In accordance with 17a of FSP FAS 115-1/124-1, the table in Note 3 will be revised in future filings to reflect gross unrealized losses in two separate columns.  The first column will show gross continuous unrealized losses of twelve months or less and the second column will contain gross continuous unrealized losses of greater than twelve months.  Investments in fixed maturity securities held to maturity that had been in a continuous unrealized loss position for over twelve months as of December 31, 2007  were $2,238,586, or 67%, of the total gross unrealized loss on fixed maturity securities held to maturity of $3,322,369.  Investments in equity securities available for sale that had been in a continuous unrealized loss position for over twelve months as of December 31, 2007 were $442,938, or 84%, of the total unrealized losses on equity securities available for sale of $526,518.  The percentages of investments in fixed maturity securities held to maturity and equity securities available for sale that had been in a continuous unrealized loss position for twelve months or longer as of December 31, 2006 were similar to the percentages of such investments that had been in a continuous unrealized loss position for twelve months or longer as of December 31, 2007.

October 9, 2008

_________________________

The disclosures required by paragraph 17b of FSP FAS 115-1/124-1 will be addressed with additional narrative in the investment note to the consolidated financial statements in future Form 10-K reports.  These future disclosures will include the following:

1.
Fixed maturity securities of the Company contained gross unrealized losses of $3,322,369.  The losses were due to fluctuations in interest rates and minor declines in bond ratings that caused the market for the underlying securities to lose value for a temporary period of time. The Company elected to treat certain investments as held to maturity and carry the investments at historical cost. Any losses are temporary by definition and are not included in accumulated other comprehensive income. An actual loss from the failure of an investment is recognized as a realized loss in the period the loss is incurred.

2.
Equity securities of the Company contain gross unrealized losses of $526,518. Equities are reviewed by management for impairment. Impairments that are determined to be other than temporary are recognized in the period the loss is determined to be permanent. Unrealized losses from declines in market value that are considered to be temporary are included in other comprehensive gains and losses.

3.	Investments in mortgage loans held for investment are recorded at amortized cost less an allowance for loan losses and no unrealized losses existed at December 31, 2007.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Management’s Discussion and Analysis
Mortgage Operations, page 17

9.
We note your disclosure that during the quarter, the Company repurchased and transferred $36,291,000 of mortgage loans previously sold to investors to its long-term mortgage loan portfolio.  Please provide us with the following additional information regarding the repurchase and transfer:

•	Explain why the loans were repurchased, for example, tell us if you were contractually obligated to repurchase the loans;

•	Tell us how you accounted for the repurchase and transfer, including the applicable accounting guidance;

October 9, 2008

_________________________

Response:

SFAS No. 140, paragraph 55, Changes that Result in the Transferor’s Regaining Control of Assets Sold, states:

A change in law, status of the transferee as a qualifying SPE, or other circumstance may result in the transferor’s regaining control of assets previously accounted for appropriately as having been sold, because one or more of the conditions in paragraph 9 are no longer met. Such a change, unless it arises solely from either the initial application of this statement or a change in market prices (for example, an increase in price that moves into-the-money a freestanding call that was originally sufficiently out-of-the-money that it was judged not to constrain the transferee), is accounted for in the same manner as a purchase of the assets from the former transferee(s) in exchange for liabilities assumed (paragraph 11). After that change, the transferor recognizes in its financial statements those assets together with liabilities, to the former transferee(s) or BIHs in those assets (paragraph 38). The transferor initially measures those assets and liabilities at fair value on the date of the change, as if the transferor purchased the assets and assumed the liabilities on that date. The former transferee would derecognize the assets on that date, as if it had sold the assets in exchange for a receivable from the transferor.

The Company originated mortgage loans that certain third-party investors had agreed to purchase.  From a review of the documents and agreements with the third-party investors, the Company was not contractually obligated to repurchase the mortgage loans. See the disclosure of risks relating to these operations in the December 31, 2007 consolidated financial statements, Note 1, Mortgage Operations.

Due to the unusual circumstances in the secondary market for mortgages, those third-party investors experienced financial difficulties during 2007 and 2008 and were not able to and did not settle loans sold to them (i.e. did not pay the purchase price for the loans) totaling $36,291,000. Due to these changes in circumstances, the Company regained control of the mortgages and, in accordance with paragraph 55 of SFAS No. 140, accounted for the loans retained “in the same manner as a purchase of the assets from the former transferee(s) in exchange for liabilities assumed.” As a result, the Company transferred the mortgage loans to mortgage loans on real estate and construction loans at their fair value, with no loss recognized except for a reversal of any revenues previously recognized in the sale of mortgage loans.

•	and tell us the specific line item where the repurchase is recorded in your Consolidated Statement of Cash Flows.

Response:

The Company substantially reduced selling mortgage loans to investors and as a result, the asset, mortgage loans sold to investors, decreased from $66,700,694 at December 31, 2007 to $9,659,907 at June 30, 2008. That decrease was entirely due to collections from third-party investors and was unaffected by the mortgage loans not settled as discussed above. Those collections were reflected in cash flows from operating activities. Mortgage loans made totaled $68,267,113 during the six months ended June 30, 2008 and included the $36,291,000 of mortgage loans not sold to investors. The mortgage loans made were classified as cash used in investing activities in the caption, Mortgage, policy and other loans made.

October 9, 2008

_________________________

In connection with the Company's responses to the comments, the Company hereby acknowledges as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (801) 264-1060 or (801) 287-8171.

Very truly yours,

/s/ Stephen M. Sill

Stephen M. Sill
Vice President, Treasurer and
Chief Financial Officer